SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

25 October 2012

To:
London Stock Exchange
Australian Securities Exchange

cc:
New York Stock Exchange
JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Plc’s Annual General Meeting today in London.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Sydney on 29 November 2012. The results will then be released to the market.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Jane McAloon
Group Company Secretary

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office:
180 Lonsdale Street
Melbourne Victoria 3000

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Plc Annual General Meeting
Speeches by Jac Nasser,
Chairman, BHP Billiton
and
Marius Kloppers,
Chief Executive Officer, BHP Billiton

25 October 2012

Jac Nasser, Chairman, BHP Billiton

Good morning ladies and gentlemen. My name is Jac Nasser. May I draw your attention to the disclaimer we show every year.

Welcome to the 2012 Annual General Meeting of BHP Billiton Plc. I also extend a welcome to shareholders who are online.

All your Directors are with us today, including Pat Davies, who joined the Board in June. Pat was the Chief Executive of Sasol, a global oil, gas and chemical company. Welcome Pat. In addition to our Chief Executive Officer, Marius Kloppers, we have our Group Management Committee with us today. During the year, we appointed two executives to the team: Graham Kerr and Mike Henry.

At the most senior level, our operational executives run businesses that are world class in terms of their size, quality and complexity. A key task of the Board includes people development and succession planning. At BHP Billiton our focus is to attract top people, continuously assess and develop them and ensure we retain the best of them. Because of that approach we are fortunate to have an exceptional team of people at all levels.

Finally, I would like to welcome members of our Forum on Corporate Responsibility. All Forum members are leaders in their own communities. They bring a range of views on environmental, indigenous, social and geopolitical issues.

I would especially like to welcome the newest member of our Forum, Professor Mick Dodson. Mick is a member of the Yawuru people, the traditional Aboriginal owners of the land and waters in the southern Kimberley in Western Australia. Mick has been a global advocate of indigenous issues and land rights. He has been involved in the United Nations Forum on Indigenous Issues, and in 2009 was named Australian of the Year.

Global Economy

So, let me begin today on the global outlook. Uncertainty and volatility continue to be the most pressing challenges for the global economy. The free flow of information, trade and capital means that economic issues once contained within regional boundaries are now felt across the world. This is evident in Europe where growth has been negative.

Financial and economic problems continue, and it’s difficult to predict how, and when, they will be resolved. In the United States, while some positive signs have emerged, consumers there remain cautious, unemployment levels continue to be high and a sharp improvement in economic growth remains unlikely. Clearly, as you can see in this slide, most of the developed economies are in the midst of a slow and uneven recovery, with much work still ahead.

The economic outlook for the rest of the world is mixed. China, of course, remains the main engine of growth. However, even in China, in recent times the rate of economic growth has been slower. This is primarily driven by the Chinese Government steering the economy to more sustainable long-term growth. It is also due to the cyclical and structural challenges being faced in both the domestic Chinese economy and global markets. This in turn has raised questions about China’s future demand for natural resources. Let me say that while we don’t expect the growth levels of the past decade, we do believe that further urbanisation and industrialisation in China will continue to support growth in demand for commodities.

Over the next 15 years more than 250 million people will move to cities in China while, at the same time, the middle class will grow and the general economic well-being of people in China will improve. It is important to note that while China is the second largest economy in the world, it is ranked ninety-third in terms of income per person.

There may be short-term uncertainty, but as economic development continues and incomes rise, people naturally seek to improve their living standards. They want better quality goods and services including food, consumer and household products, and this in turn increases demand for natural resources. These improvements in living standards will, over time, change the demand mix for commodities in our portfolio. The world has seen this pattern many times before as major economies move through various stages of economic development.

BHP Billiton in context

These global shifts in demand represent opportunities for your company. One of the strengths of BHP Billiton has been its ability to innovate and adapt to changes in demand for over 100 years.

Natural resources are both a long-term and a cyclical business. The time horizon for investments is not measured in months or even years, but in decades. It’s why our strategy is based on owning and operating low-cost, long-life assets across commodities and countries. Our strategy allows us to adapt and innovate to meet major changes in global demand and for over a century it has delivered long-term value for our shareholders.

From the early 20th century, BHP’s iron ore, coal and steel underpinned the development of infrastructure such as bridges, buildings and railways, while Billiton’s minerals and aluminium helped build the cars and consumer goods that industrialised economies needed as national incomes rose. BHP was an iron and steel making company for most of its history. As demand for modern telecommunications, industrial machinery and energy grew, we looked for new opportunities in new countries and new commodities. We found these with copper, oil and gas, and in new regions like Chile, the Pilbara and Bass Strait in Australia.

BHP Billiton’s copper business is a good example of how we play a crucial role in the development of emerging economies. That’s because copper is critical to power supply, telecommunications and electronic devices. Copper demand is directly linked to economic development. For example, six years ago China consumed about 25 per cent of global copper; today it consumes more than 40 per cent, and the long run supply and demand dynamics for copper continue to look positive.

Our petroleum business is another example. It is a major part of BHP Billiton and includes operations in the Gulf of Mexico and our onshore oil, liquids and gas assets. We believe these assets, particularly our lower carbon fuel sources, will continue to play a meaningful role as the world makes its future energy choices.

On the other hand, our focus on potash reflects the growing demand for food driven by urbanisation and increasing world population. Potash is a key nutrient that helps make agriculture more productive. While potash is a new sector for us, like oil, gas and copper once were, it is mined using traditional methods; BHP Billiton’s core expertise. While we are not producing potash just yet, over time we expect to play an important role in helping farmers increase food production.

We are proud that we have been able to adapt to the world’s changing demands for over a century and continue to deliver long-term returns for our shareholders.

Business Performance

So, with that, let me turn to our financial results. BHP Billiton is in a strong financial position. This is despite the challenges of higher capital and operating costs, stronger producer currencies and more regulation, as well as volatility in commodity prices.

Within this difficult environment, our profit and net operating cash flows are the second highest in our history, while our full year dividend is the highest. We reported a profit of US$15.4 billion after exceptional items and a net operating cash flow of over US$24 billion. Our balance sheet is strong and we retain a solid A credit rating.

We declared a full-year dividend of US$6 billion or 112 US cents per share, an increase of 11 per cent, extending the unbroken record of a progressive dividend over the past 10 years. We also achieved a total shareholder return of 700 per cent compared to a FTSE100 return of 84 per cent over the last decade. This means that if you invested £1,000 ten years ago and you reinvested all your dividends, today it would be worth £7,000.

Impairments

However, within an overall good performance we’ve had a significant write down that affected our results.

So what is a write down and why did we report one? A write down or impairment is essentially a reduction in the value of a company’s asset at a point in time, and is shown as an exceptional item. As part of our financial reporting process we assess the value of all of our assets and make revisions as required. Let me say that writing down the value of any asset is very disappointing for the Board, management and shareholders.

So why did we decide to write down our US Fayetteville natural gas asset? The main reason was a significant drop in gas prices as a result of an unusually warm winter in the US and increased natural gas supply, which together caused an imbalance in the gas market. In turn, this affected the value of the Fayetteville asset and accordingly we wrote down its value by US$1.84 billion after tax. As a result, both Marius and Mike Yeager, our Petroleum Chief Executive, advised the Remuneration Committee that they did not wish to be considered for a bonus this year, and the Committee and the Board agreed.

That being said, we remain of the view that the investment in US onshore natural gas and liquids is the right decision for BHP Billiton shareholders, and it is why we acquired the Petrohawk gas and liquids business. The onshore natural gas and liquids that we acquired with Petrohawk and Fayetteville complement our existing oil and gas business.

Onshore natural gas and liquids form a critical part of the US Government’s commitment to be energy independent. While the US still imports 45 per cent of its oil, the energy market in the US is quickly being transformed by innovations in technology and commercialisation of onshore natural gas and liquids.

As a result of our energy strategy, your company is well positioned to benefit from these significant changes.

Health and Safety

Let me now turn to the critical issue of the health and safety of our people. It is core to every aspect of our business. Their skill, energy and commitment are the foundation of everything we do; that is why we put health and safety first.

I am deeply sorry to report that three of our people lost their lives at work this year, and more recently a colleague was fatally injured at a copper mine in the United States. Let me be very clear, any injury or loss of life is completely unacceptable. On behalf of the Board and management I offer our sincere condolences to their families and friends.

Community Contribution

Alongside our commitment to health, safety and the environment, our ability to make a difference in the communities in which we operate is critical to our ongoing success. While we don’t get everything right, we strive to listen to people’s aspirations and concerns, respect their rights and work with them to implement community projects. When we do that well, our stakeholders value their relationship with us, and everyone benefits.

For example, we have helped to improve maternal and infant life expectancy through the prevention of malaria and HIV. We have also helped many children start, and complete, a formal education.

For the last 10 years we have invested one per cent of our pre-tax profits in community programs. Last year we invested over US$200 million including a US$65 million contribution to our UK-based charitable trust. More than 6,000 BHP Billiton people participated in our Matched Giving Program volunteering their time and donating money to more than 1,400 not-for-profit organisations. Each employee’s individual contribution is matched by the company.
I think all shareholders can take pride in the time and contribution that so many of our people give to the communities where they work.

Of course, in addition to our community programs, we paid US$12 billion to governments around the world in taxes and royalties.

Executive Compensation

Now let me spend a few minutes on executive compensation. We understand community concerns about pay levels and we support the actions of both the UK and Australian Governments to introduce more transparency and shareholder involvement in executive pay. Shareholders have the right to understand how compensation is structured.

Your Board and Remuneration Committee spend considerable time balancing the need to attract and retain key executives while ensuring the alignment of interests with shareholders. What our shareholders tell us about our pay policy and practices is very important to us. We know that there are many views. However, over the last few years our pay practices have been strongly supported by shareholders, with more than 96 per cent voting in favour.

Our executive compensation is a combination of fixed and genuinely at risk pay, which is both short and long term in nature. First, we link pay to the well-being of the company in the shorter term. This means that we take into account both the financial and non-financial effect senior executives have on BHP Billiton and our stakeholders. These factors include health, safety, environment and community relationships, as well as business performance and capital investments.

But we also look at the longer term. We were one of the first companies to put in place an incentive plan that measures performance at the end of a five year time frame, and we remain only one of two companies in the FTSE100 to do this. We believe that by measuring performance over five years our plan better aligns executive and shareholders’ interests.

Conclusion

Let me conclude by saying that I believe, as shareholders, you have every reason to feel proud of your company. We are playing a critical role in the development of the global economy at an extraordinary time in world history. We are all part of an industry and a company that is vital to improving the lives of hundreds of millions of people; we supply the resources that actually make a difference.

A natural resources business is by its very nature, a long-term business. Today’s BHP Billiton is the result of generations of far-sighted people. It is also the result of today’s leaders and employees.

On your behalf I want to thank all of our people at over 100 operations led by a world class management team under Marius Kloppers. I would also like to thank you, as shareholders, for your commitment to BHP Billiton. We will continue to govern the company in your interests.

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Jac and good morning everyone.

This morning I would like to talk about three broad themes:
• the performance of your company in the 2012 financial year;
• the market conditions we are facing, including the economic outlook; and
• how BHP Billiton is placed to meet the conditions currently facing the industry and what we are doing in response.

But first, let me start as I always do with safety, our overriding core value. Our Charter is at the heart of everything we do. It clearly emphasises the importance of putting health and safety first, the need to be environmentally responsible and the role that we play in supporting the communities in which we operate.

While we saw a six per cent reduction in our total recordable injury frequency rate to the lowest level on record, tragically we had three fatalities in the 2012 financial year and another fatality in September of this year. This is devastating for the family, friends and colleagues of these workers, and it is a very sobering and salient reminder that we must make elimination of fatal risks our first priority each and every day. No fatality is ever acceptable and on behalf of everyone at BHP Billiton I would like to offer my sincere condolences.

Performance

Turning to our performance, I am pleased to say that your company achieved a very robust set of financial results despite significant volatility and uncertainty in the external environment during the 2012 financial year.

We delivered Attributable profit of US$15.4 billion, underlying EBITDA of US$33.7 billion and underlying EBIT of US$27.2 billion. This was all achieved during a time of falling commodity prices and rising costs, as well as temporary, one-off impacts that significantly affected three of our largest and highest margin businesses: Escondida in Chile, our Petroleum operations in the Gulf of Mexico, and Queensland Coal. Our result was not only robust in an absolute sense, but also relative to our peers.

We were especially pleased to report very strong net operating cash flow of US$24.4 billion, which represented only a modest reduction of one per cent in the June 2012 half year when compared with the first half. So we are continuing to generate strong results that enable us to keep investing in the business throughout the cycle. These financial results can only be achieved through disciplined management and excellent operational performance.

Our overall strong performance is testament to the reliability of our operations, our highly skilled operators and the successful ramp-up of expanded capacity. We achieved annual production records at 10 of our operations, including a twelfth consecutive production record at Western Australia Iron Ore. I make specific mention of Iron Ore purely because it demonstrates the value of our strategy of investing throughout the cycle: we chose to invest US$4.8 billion in our Iron Ore business at the depth of the global financial crisis and we are now seeing the benefits of that decision.

This commitment of continued investment throughout the cycle is one of the key elements of our broader strategy that sets us apart from our peers. In fact, we now have a total of 19 predominantly brownfield projects that are on-budget and on-schedule, with the majority delivering first production before the end of the 2015 financial year. With this extensive pipeline of projects currently in execution, and capital and exploration expenditure of US$22 billion for the Group in the 2013 financial year, we are fully committed and no major project approvals are anticipated over this timeframe.

The completion of these projects and the release of latent capacity in Escondida, Queensland Coal and the Gulf of Mexico as they recover from those temporary production issues, will underpin a compound annual volume growth rate of around 10 per cent this year and next.

Market Conditions

Your Chairman has provided a comprehensive view of the economic conditions over the past year and our future outlook, so I need only make a couple of brief points.

We believe the volatility we experienced during the last financial year will continue in the short term, as concerns surrounding the stability of the Eurozone and the concerns on China’s growth continue to weigh on market sentiment.

In relation to China, let me make the point that China’s slowdown is directionally in line with what was expected and what the Chinese Government had indicated would occur. It is aligned with the path taken by other major economies as they have developed, and is what we believe is required to support sustainable growth in China over the longer term.

China’s GDP growth is expected to be in the range of seven to eight per cent in the coming years. While this is lower than the double digit growth rates seen over the past decade, it is coming off a much larger base and will still underpin strong underlying growth in commodities demand. China’s unique and substantial industrialisation and urbanisation continues to give us confidence in the long-term outlook.

Over the last year, we also saw continued volatility in prices for most commodities. We have now had a decade of unsustainably high prices in some commodities such as iron ore and metallurgical coal, as growth in demand from China and other developing nations outweighed the pace of new low-cost supply additions. At the same time, we have experienced very significant cost escalation in the industry, compounded by a strengthening in the currencies of key producing countries. In the face of higher prices, we have also seen a trend towards some governments seeking to increase royalties and taxes, which placed further pressure on costs.

While the higher price environment in the preceding decade increased available margins, the incentive to build new production across the industry was unprecedented. As a result, the shortage of low-cost supply is now well advanced towards being filled and we are now witnessing a rebalancing of demand and low-cost supply, and a progressive recalibration of prices towards more sustainable levels. Prices for those commodities that experienced the greatest supply-demand shortage, and therefore the greatest price increases, are expected to see ‘mean reversion’ in the period ahead.

Therefore, we do not anticipate a repeat of the record prices experienced over the past decade. The industry’s ability to meet incremental demand with low-cost supply has improved and, in this regard, the opportunities that lie ahead will be volumetric as opposed to price based. What I mean by this is, those who sit at the low end of the cost curve, who are able to expand production in a timely and disciplined fashion, and who can invest in the right portfolio of commodities can indeed do very well in this environment.

How BHP Billiton is positioned to meet the challenges and opportunities

This leads me to the BHP Billiton strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. This strategy has been largely unchanged for more than a decade.

Our diversification strategy reduces our exposure to any one commodity or currency – the value of this has been demonstrated time and again, most recently over the past year where your company has outperformed its peers across a number of dimensions. Combined with disciplined financial management, it is this diversification strategy that helps deliver resilient cash flows, allowing us to invest in our business throughout the commodity cycle.

We have a uniquely diversified portfolio. No other peer company has the mix of minerals and oil and gas within their portfolios as we do, and the value of this level of diversification is particularly evident during times of significant market volatility. For example, over the last financial year when global economic volatility was significant, we had a robust underlying EBIT margin of 39 per cent. Illustrating the value of diversification: while market commentators and many of our competitors were more materially impacted by the decline in iron ore prices during that period, stronger prices for crude oil, liquefied natural gas and thermal coal delivered a substantial boost to our profits.

The diversification of our portfolio also means we are poised to capture the opportunities presented by markets in all stages of their demand cycle. To highlight this point, China’s growth over the past decade has been based on the need for new cities, buildings, roads, housing and so on to support the industrialisation and urbanisation. As has been witnessed in other major economies as they have developed, this build out of the capital stock in China will begin to plateau in due course. China’s future needs will change and the focus will gradually switch to the next level of consumer goods, such as white goods, heating and air-conditioning, cars, stoves, and other similar goods.

This progressive transition from an investment-led to a more consumption-led economy in China, and other developing economies, will naturally result in an eventual moderation of demand for commodities such as iron ore and coal, and an increase in demand for commodities such as copper and the suite of energy products.

As the middle class continues to increase as a proportion of the total population, better diets will also likely lead to a demand increase for fertiliser products such as potash. So it is important to understand that the market will still offer substantial opportunities for those companies that can supply the right commodities competitively. In fact, we expect commodity demand to grow by 50 to 80 per cent in the next 15 years, and BHP Billiton is in the enviable position of having the commodities in our portfolio to meet the demands of every stage of the industrialisation cycle.

However, as prices for some commodities mean revert in real terms we must ensure that our costs remain very competitive, as the importance of maintaining our position at the lower end of the cost curve is even more critical.

In this context, in the last financial year we took decisive and proactive action to ensure our businesses remain at the lower end of the cost curve. This includes the closure of several higher cost operations and the commencement of a significant and targeted cost reduction program across the Group. This program will substantially reduce operating costs and non-essential expenditure, which is critical in the current environment.

However, the reality is that we cannot do this heavy lifting on competitiveness alone. The cost environment within which we operate is heavily influenced by government policy and regulation. It is important for Governments to provide stable, predictable policy regimes in our key operating jurisdictions that support our own efforts to reduce costs. We accept that it is our role to carry the bulk of this task. We must manage what we can effectively so that we can continue to contribute substantially to the economies in which we operate. Governments must also play their part in ensuring that those elements of the cost environment they control provide a competitive framework within which future investment is encouraged. This extends to royalties, taxes, regulatory burdens and productivity-related policies. Collaboration between industry and government is critical to restoring cost competitiveness in our sector.

Conclusion

In summary, despite the last financial year being sometimes challenging for the industry, with substantial volatility and uncertainty in the external environment, BHP Billiton delivered a very robust set of financial and operational results.

Our unchanged strategy and disciplined financial and operational management not only benefits us in the present but also means we are uniquely positioned to capture the opportunities that will exist in the future.

We have an unrivalled portfolio of high quality, long-term development options. This includes 19 major growth projects currently in execution that are largely low-risk, brownfield expansions, in the same assets that have generated industry leading returns over more than a decade. On average, the projects in execution are expected to deliver a 15 per cent rate of return on investment. As our expenditure on these projects reduce over time and our level of flexibility increases, we will continue to allocate future capital to those projects that have the most attractive risk/return metrics. We are committed to our long-held strategy of investing through the cycle.

Our strategy has been the hallmark of our success. We have delivered strong total shareholder returns of more than 600 per cent over the decade to the end of the 2012 financial year. This is approximately double that of our core peer group. We have grown the dividend and returned approximately US$54 billion to shareholders over that timeframe, equivalent to about 50 per cent of our underlying earnings.

Our portfolio is perfectly suited to the economic conditions that lie ahead, and it is for this reason we are even better placed to outperform our peers over the next decade, and well into the future.

Equally important is the support we receive from the communities in which we operate. BHP Billiton aims to have positive relationships with all its communities, as well as leaving a positive legacy wherever we operate. It is part of this commitment that drives our voluntary community investments, which I am proud to say in the 2012 financial year totalled US$214 million. As a large organisation that leaves an indelible footprint wherever we operate, we believe we have an economic and social responsibility to make positive contributions to the communities, regions and countries where we work.

In concluding, I would like to thank you, our owners. We value your continued support and always welcome your contributions.

Finally, I would like to finish by thanking our more than 46,000 employees and 78,000 contractors around the world who are at the very heart of our success.

The Chairman then conducted the formal items of business.

Closing Remarks

In closing, let me again thank you for your support and commitment.

We value your comments and ideas and will continue to strive for ongoing improvement on your behalf.

BHP Billiton Limited will hold its AGM on the 29th of November in Sydney, Australia and the results of both meetings will be notified to stock exchanges and posted on our website.

Thank you for coming along today and I hope you have time to join us for refreshments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : October 25, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary